SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayers’ ID (CNPJ) 01.545.826/0001-07

Corporate Registry ID (NIRE) 35.300.147.952

Publicly-Held Company

Minutes of the Meeting of the Board of Directors held on May 25, 2012

1. Date, Time and Location: On May 25, 2012, at 8:30 a.m., at Company’s headquarter, located at Avenida das Nações Unidas 8,501, 19th floor.

2. Call Notice and Attendance: As all members of the Company’s Board of Directors attended the meeting, the summoning was dismissed and the instatement and approval quorum were verified.

3. Composition of the Board: Chairman: Odair Garcia Senra. Secretary: Renata de Carvalho Fidale.

4. Resolutions: It was resolved, unanimously, by all present members of the Board of Directors and without any restrictions:

4.1. As set forth in Article 19 of Company’s By-laws, elect Mr. Odair Garcia Senra as Chairman of the Company’s Board of Directors, in view of his reelection as member of the Board of Directors on the Shareholders’ Annual General Meeting held on May 11, 2012.

4.2. Register the end of services with no proper cause of Mr. Odair Garcia Senra to the position of Institutional Relations Officer to which he was reelected on the Meeting of the Board of Directors held on December 22, 2011, observed the intention of the officer to be dedicated to the new position on the Company’s Board of Directors.

4.3. Elect to the Company’s Board of Officers, for a term of office up to May 25, 2015, as set forth in Article 26 and 27 of Company’s Bylaws, as proposed by Nomination and Corporate Governance Committee: (i) as Chief Executive Officer – Alceu Duilio Calciolari, Brazilian, married, Business administrator, bearer of the Identity Card (RG) No. 12.207.071, SSP/SP, and enrolled with the CPF/MF under No. 031.716.238-11; (ii) as Chief Executive Financial Officer and Investor Relations Officer – Andre Bergstein, Brazilian, married, electrical engineer, bearer of the Identity Card (RG) No. 04.368.099, issued by SSP/SP, and enrolled with the CPF/MF under No. 010.995.487-48; (iii) as Chief Executive of Gafisa – Sandro Rogério da Silva Gamba, Brazilian, married, civil engineer, bearer of the Identity Card (RG) No. 24.885.811-7, and enrolled with CPF/MF under No. 153.803.238-47; (iv) as Chief Executive4 Operational Officer – Luiz Carlos Siciliano, Brazilian, married, Business administrator, bearer of the Identity Card (RG) No. 05.688.896-9, and enrolled with CPF/MF under No. 789.622.427-53; (v) Fernando Cesar Calamita, Brazilian, married, Business administrator, bearer of the Identity Card (RG) No. 16.496.456, and enrolled with CPF/MF under No. 092.621.778-01; and (vi) Rodrigo Ferreira Coimbra Pádua, Brazilian, married, Business administrator, bearer of the Identity Card (RG) No. 6.607.854, and enrolled with CPF/MF under No. 955.129.696-68, all of them with offices located at the City of São Paulo, State of São Paulo, Avenida das Nações Unidas 8.501, 19th floor. The remaining positions as officers of the Company shall remain unattended, to be determined in the future.

4.4. To elect the following members to compose the Audit Committee for a term of office ending on May 25, 2014: (i) José Écio Pereira da Costa Júnior, Brazilian citizen, married, business administrator and accountant, bearer of identity card RG No. 4.762.308, issued by SSP/SP, and enrolled with CPF/MF under No. 359.920.858-15, as President of the Committee; (ii) Nelson Machado, Brazilian citizen, married, teacher, bearer of identity card RG No. 4.367.847-7, enrolled with CPF/MF under No. 004.364.701-44; and (iii) Maurício Marcellini Pereira, Brazilian citizen, married, business administrator, bearer of identity card RG No. 19434, issued by CRA/MG, enrolled with CPF/MF under No. 838.823.836-15.

4.5. To elect the following members to compose the Compensation Committee for a term of office ending on May 25, 2014: (i) Henri Philippe Reichstul, Brazilian citizen, married, economist, bearer of identity card RG No. 3.798.203 SSP/SP, enrolled with CPF/MF under No. 001.072.248-36, as President of the Committee; (ii) Guilherme Affonso Ferreira, Brazilian citizen, separated, businessman, bearer of identity card RG No. 4.405.163 and enrolled with the CPF/MF under No. 762.604.298-00; and (iii) Cláudio José Carvalho de Andrade, Brazilian citizen, married, business administrator, bearer of identity card RG No. 04.408.508-78, enrolled with CPF/MF under No. 595.998.045-20.

4.6. To elect the following members to compose the Nomination and Corporate Governance Committee for a term of office ending on May 25, 2014: (i) Gerald Dinu Reiss, Brazilian citizen, married, engineer, bearer of identity card RG No. 3.175.254, issued by SSP/SP, and enrolled with CPF/MF under No. 232.318.908-53, as President of the Committee; (ii) Rodolpho Amboss, Brazilian citizen, married, civil engineer, bearer of identity card RG No. 355.703, issued by SPTC, and enrolled with CPF/MF under No. 742.664.117-15; and (iii) Maurício Marcellini Pereira, Brazilian citizen, married, business administrator, bearer of identity card RG No. 19434, issued by CRA/MG, enrolled with CPF/MF under No. 838.823.836-15.

5. Closing: With no further matters to be discussed, these minutes were prepared and, after revised and unanimously approved by the Directors, duly executed. Signatures: Odair Garcia Senra (Chairman), Renata de Carvalho Fidale (Secretary). Directors:  Odair Garcia Senra, Nelson Machado, Guilherme Affonso Ferreira, Maurício Marcellini Pereira, Cláudio José Carvalho de Andrade, José Écio Pereira da Costa Júnior, Gerald Dinu Reiss, Rodolpho Amboss and Henri Philippe Reichstul.

I certify that this is a true copy of the minutes drawn up in the appropriate book.

Renata de Carvalho Fidale

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 25, 2012

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer and Investor Relations Officer